SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/29/15

1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
706,328

8. SHARED VOTING POWER
601,892

9. SOLE DISPOSITIVE POWER
706,328
_______________________________________________________

10. SHARED DISPOSITIVE POWER
601,892


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,308,220 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.47%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
706,328

8. SHARED VOTING POWER
601,892

9. SOLE DISPOSITIVE POWER
706,328
_______________________________________________________

10. SHARED DISPOSITIVE POWER
601,892


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,308,220 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.47%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
706,328

8. SHARED VOTING POWER
601,892

9. SOLE DISPOSITIVE POWER
706,328
_______________________________________________________

10. SHARED DISPOSITIVE POWER
601,892


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,308,220 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.47%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________
7. SOLE VOTING POWER
706,328

8. SHARED VOTING POWER
601,892

9. SOLE DISPOSITIVE POWER
706,328
_______________________________________________________

10. SHARED DISPOSITIVE POWER
601,892


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,308,220 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.47%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed July 10, 2014. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed December 4, 2014, there were 15,450,908 shares of common stock outstanding as of September 30, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of January 30, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,308,220 shares of DHG (representing 8.47% of DHG's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,308,220 shares of DHG include 706,328 shares (representing 4.56% of DHG's outstanding shares) owned by Mr. Goldstein and the following entities over which Messrs.Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,308,220 shares of DHG beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 601,892 shares (representing 3.91% of DHG's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 706,328 shares. Bulldog Investors, LLC has shared power to dispose of and vote 601,892 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DHG's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of DHG were purchased:

Date:		        Shares:		Price:
12/09/14		 1,339 		13.8574
12/10/14		 75,000 	13.8335
12/15/14		 25,000 	13.5565
12/16/14		 200 		13.3200
01/05/15		 1,828 		13.7700
01/06/15		 870 		13.7500
01/12/15		 2,907 		13.8611
01/13/15		 4,800 		13.8858
01/14/15		 9,800 		13.7943
01/15/15		 1,798 		13.7200
01/20/15		 7,788 		13.7558
01/21/15		 10,900 	13.7397
01/28/15		 13,580 	13.8245
01/29/15		 20,341 	13.8042
01/29/15		 2,000 		13.7900
01/30/15		 19,056 	13.8473



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/2/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.